Exhibit 77C

NSAR -- Alliance California Municipal Income
Fund, Inc.
811-10575


RESULTS OF STOCKHOLDERS MEETING
(unaudited)

The Annual Meeting of Stockholders of
AllianceBernstein California Municipal Income
Fund, Inc. (the Fund) was held on March 27, 2013 and adjourned until June 11, 2013. A description of the proposal and number of shares voted at the Meeting are as follows:


To elect three Directors for a term of three years and until his or her successor is duly elected and qualifies.
Class One (term expires 2016)





			Voted for	Authority
					Withheld


Class One (term expires
2016)



Common and Preferred
Shares:


Nancy P. Jacklin	7,434,878	263,033



Preferred Shares:



John H. Dobkin		371		0

Michael J. Downey	371		0